

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

<u>Via E-Mail</u>
Eduardo Ávila Zaragoza
Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Kingdom of Spain

     Re: Banco Bilbao Vizcaya Argentaria, S.A.
              Form 20-F for Fiscal Year Ended December 31, 2010
              Filed April 1, 2011
              File No. 001-10110

Dear Mr. Ávila Zaragoza:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Suzanne Hayes
                    Suzanne Hayes
                    Assistant Director